DELOITTE CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2021

	2021
ASSETS	
Cash and cash equivalents	$ 60,212,560
Money market fund	-
Accounts receivable — advisory services, net	1,327,695
Accounts receivable — related entity (Note 2)	810,331
Prepaid assets	98,084
Deferred costs (Note 1)	5,164,685
Goodwill (Note 1)	16,667,959
TOTAL ASSETS	$ 84,281,314
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 414,693
Deferred revenue (Note 1)	5,179,685
TOTAL LIABILITIES	5,594,378
MEMBER'S EQUITY	78,686,936
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 84,281,314

See notes to statement of financial condition.